Total Estimated Proved Reserves and Non-Escalated    February 11, 2014
Future Net Revenue Remaining as of December 31, 2013    Page 1
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Exhibit 99.1

February 11, 2014

Apco Oil & Gas International, Inc.
P. O. Box 2400 MD 26-4
Tulsa, Oklahoma 74102

Attn:    Mr. Michael Kyle
President
Vice President, International Exploration and Production
WPX Energy, Inc.

Re: Total Estimated Proved Reserves and Non-Escalated
Future Net Revenue Remaining as of December 31, 2013
Neuquén, Rio Negro, Salta and Tierra Del Fuego Provinces, Argentina
Mani Province, Colombia

Dear Mr. Kyle:

At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas (Davis) has prepared this report to summarize estimates of the proved oil and natural gas reserves attributable to interests controlled by Apco Oil & Gas International Inc. (Apco) in various South American countries. Davis has audited certain estimates of reserves as prepared by Apco on properties in Argentina and Colombia properties. Davis has reviewed and certifies the estimates and in our opinion the reserves meet the criteria for proved reserve volumes in keeping with the directives of the Securities Exchange Commission as detailed later in this report.

The reserves are attributable to an interest ownership position held by Apco in properties that are located within the Neuquén, Rio Negro, Salta, Santa Cruz and Tierra Del Fuego Provinces of Argentina and include nine concession areas. The areas in the Rio Negro Province are the Agua Amarga Concession and parts of the Entre Lomas Concession. The areas in the Neuquén Province are the Bajada del Palo Concession, Coirón Amargo Concession and parts of the Entre Lomas Concession. The area in the Salta Province is the Acambuco Concession. The areas in the Tierra Del Fuego Province are the Angostura Concession, the Las Violetas Concession and the Rio Cullen Concession. The reserves in Colombia are attributable to an interest ownership position held by Apco and are located within the Province of Mani in the State of Casanare.

The evaluation in this report was completed February 2, 2014 and represents the conclusion of our review and evaluation of Apco’s reserves and presents the proved developed producing, non-producing and undeveloped reserves remaining to be produced as of an effective date of December 31, 2013.

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Davis has reviewed 100% of Apco’s proved developed and undeveloped properties located in above mentioned concession areas within Argentina and Colombia. It is our understanding that these properties represent one hundred percent (100.0%) of Apco’s oil and gas assets that may be classified as proved as per the Securities Exchange Commission directives. Apco has also provided Davis information that enables us to state that the volume of proved reserves reviewed by Davis on a gas equivalent basis represents 2.8% of proved reserves of WPX Energy, Inc. as of December 31, 2013.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study may be summarized as follows:

Non-Escalated Pricing Scenario
Estimated Reserves and Future Net Income
Net to Apco Oil & Gas International, Inc.
As of December 31, 2013

	Estimated Net Reserves			Estimated Future Net Income ($1000)
Reserve Category	Oil MBbls	NGL MBbls	Gas MMCF	Undiscounted	Discounted@ 10%

TOTAL PROVED RESERVES
Scheduled Proved
Producing	9,847.3	667.5	43,989.9	565,234.8	415,036.4
Behind Pipe	455.1	100.4	5,450.6	30,339.8	20,907.7
Shut-In	102.5	43.4	5,348.6	16,745.7	11,890.4
Undeveloped	6,349.2	479.2	30,861.5	220,472.8	100,937.9
Concession Expenses	0.0	0.0	0.0	(125,983.3)	(87,683.7)
Concession Investment	0.0	0.0	0.0	(28,329.6)	(24,819.2)
Concession CAPEX	0.0	0.0	0.0	(300.00)	(245.9)
Concession OPEX	0.0	0.0	0.0	(2,976.0)	(1,811.9)
Concession Income	0.0	118.2	0.0	650.0	369.0

TOTAL PROVED	16,754.1	1,408.7	85,650.6	675,872.3	434,580.7

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Note: There may be differences in the addition as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the area wherein the gas reserves are located.

A summary presentation for the proved reserves by specific reserve category is included in the tables following this letter, along with summary onelines.

DISCUSSION

The scope of this study was to review Apco’s estimates of the proved reserves attributable to the interests of Apco in the subject concessions within Argentina and Colombia. Apco’s combined direct and equity ownership position in the Neuquén Basin concessions of Agua Amargo, Bajada del Palo and Entre Lomas is 52.77% and remains constant throughout the life of the properties. Apco’s direst and equity ownership position in the Corion Amargo concession is 45.0% and also remains constant throughout the life of the properties.

Apco’s ownership position in the Northwest Basin concession of Acambuco is 1.50% and remains constant throughout the producing life of the properties. Apco’s ownership position in the Austral Basin concessions of Angostura, Las Violetas and Rio Cullen is 25.72% and remains constant throughout the life of the properties. In the San Jorge Basin, Apco’s ownership position in the Eastern portion of the concession that contains the Punta Bauza field is 44.0%. Its ownership position in the Western portion of the concession that contains the Estacion Tehuelche Field is 17.0%. These postions are to remain constant throughout the life of the properties.

Apco’s ownership position in the Llanos Basin concession of Block 32 is a 20% working interest and 18.40% net revenue interest and both the working and net revenue interest positions remain constant throughout the life of the properties.

The quantities presented herein are estimated reserves of oil, natural gas and LPG plant products that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved undeveloped locations are scheduled for future drilling by Apco beginning in 2014 and are to be drilled such that the investment cost will be fully recovered prior to expiration of the term of the subject concession.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Apco. Records as they pertain to factual matters such as the term of the concession, acreage controlled, physical limitations if any to the production and sale of products, programs for ongoing capital improvements and expansions, planned workovers of existing wells and even the abandonment of certain wells, were accepted as presented. Well logs, the number and depths of wells, reservoir pressure and/or production history were all provided by Apco to be utilized in the analysis of the properties.

Operating cost data were provided by Apco and utilized to estimate the direct cost of operation for each property or producing area. Costs are assigned to both individual producing oil and gas wells as well as the

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units of production, i.e., oil, gas and plant NGL products. Development costs for new wells to be drilled, wells to be worked over to return intervals to production, costs to convert producing wells to water injection for use in secondary recovery, and anticipated costs to abandon wells were all provided by Apco and are reported to be based upon recent field activity. No physical inspection of the properties was made nor any well tests conducted.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, well test information when available was utilized in the evaluation. Geologic and seismic data were reviewed with Apco personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas.

Estimates of reserves to be recovered from undrilled locations are based upon the ultimate reserve potential of existing Apco wells with consideration to recently completed wells, and their production histories as possible indication of potential drainage or changing structural position. The ultimate recoverable reserve potential of the various reservoirs was compared to the volumetric estimate of original hydrocarbons in place and the anticipated recovery efficiency.

Additional development potential was based upon geological interpretations and seismic indications of individual structures. Well spacing was based upon historical activity in the same reservoirs in nearby fields. In all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should be noted that the process of estimating reserves is inherently uncertain and that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Apco due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

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PRICING and COST PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Apco. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, natural gas liquids and natural gas is based upon the appropriate price in effect the first trading of each month during calendar 2013, and averaged for the year.

ARGENTINA:
Neuquén Basin Concessions:

The average oil price as of the effective date varied for three of the concession areas within the Neuquén Basin. Each price was then adjusted to allow for a historical shrinkage of 0.956. The base price and resultant price per barrel of oil for each concession after the above adjustment is as follows:

Agua Amarga Concession:        Base Price: $77.44;     Adjusted Price: $76.70

Bajada del Palo Concession:        Base Price: $77.44;     Adjusted Price: $76.70

Entre Lomas Concession:        Base Price: $77.44;     Adjusted Price: $76.70

The average oil price as of the effective date for the Coirón Amargo Concession has not been adjusted for historical considerations and is as follows:

Natural Gas Liquids are sold to both the domestic and export market and a single price represents the sale of NGL’s from the Neuquén Basin properties. The average price for 2013 was $194.44 per metric ton that equates to $16.57 per barrel of NGL.

The average gas price as of the effective date varied for each concession area within the Neuquén Basin. Each price was then adjusted to allow for the use of those volumes of gas consumed as fuel within each concession, as well as a commission that is paid for the facilitation of the actual sales. The base price and resultant price per MCF of gas for those concessions listed below after the above adjustments is as follows:

Agua Amarga Concession:    Base Price: $4.49;     Adjusted Price: $4.10 per mscf

Bajada del Palo Concession:
Bajada del Palo Associated Gas $2.65 per mscf
Bajada del Palo Gas Well Gas:     $4.13 per mscf
Borde Montuoso Field Gas:     $3.46 per mscf

Entre Lomas Concession:Base Price:     $3.13;     Adjusted Price: $1.56 per mscf

Gas sales from the Coirón Amargo concession are relatively recent as all produced gas had previously been flared. Part of the facilities is operative and additional capital expenditures are planned during 2014. Gas prices are adjusted for consumption and the BTU value of the gas and along with the oil price the resultant effective prices going forward as follows:

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Coirón Amargo Concession:    Gas Base Price: $4.300 per mscf
Oil Base Price: $75.50 per Bbl

The product prices for oil and gas in Coirón Amargo were held constant throughout the producing life of the properties. Prices for all reserves scheduled for initial production at some future date were estimated using this same price.

Throughout the basin operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production. Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco’s historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments. All operating costs were held constant through the producing life of the properties.

Northwest Basin Concession:
Acambuco Concession:

The average price for oil as of the effective date was $73.62 per barrel. The price in effect for the sale of gas was dependent upon the area of production and there is an adjustment for the consumption of produced gas for field usage and for the BTU value of the gas throughout the concession. Based upon last year’s average price of $2.890 per MMBTU at both fields the adjusted prices for existing producing wells are as follows:

Macueta Field:    $2.795 per mscf
San Pedrito Field:    $2.738 per mscf

An agreement with the Government will allow future gas to be developed to be sold at Gas Plus prices of approximately $7.00 per mscf, therefore the appropriate prices for future gas would be as follows:

Macueta Field:    $6.776 per mscf
San Pedrito Field:    $6.636 per mscf

The product prices for oil and gas were held constant throughout the producing life of the properties. Prices for all reserves scheduled for initial production at some future date were estimated using this same price.

Austral Basin Concessions:
Angostura, Las Violetas and Rio Cullen Concessions:

The average price for oil and/or condensate as of the effective date was $70.14 per barrel. The Value Added tax (VAT) premium associated with the tax free zone is no longer included in the price of oil and/or condensate volumes sold. The average price in effect for NGL was $273.85 per metric ton that equates to $23.34 per barrel.

Natural gas produced from the Austral Basin concession remains limited by the maximum treating capacity of the Rio Chico Plant. Additional investments are required to match the treating capacity to the dew point control capacity of the pipeline; however, the investments are currently not scheduled so that a ceiling on natural gas sales for the Las Violetas concession remains in effect.

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The following represents the weighted average gas price to all customers, whether consumed on the Island of Tierra del Fuego or sold for consumption in continental Argentina. Adjustments are made for the caloric content of the gas, the volumes of gas consumed in the production operations and the Value Added Tax premium associated with the tax free zone that is included.

The price in effect for the sale of gas reflects the price applicable to existing gas volumes and those volumes associated with future development in the Los Flamencos Field within the Las Violetas area. This future developed gas will be sold under the Gas Plus pricing program.

Regular Gas Sales at Rio Cullen:    $2.31 per mscf
Las Violetas Area:
Regular Gas Sale Volumes $2.28 per mscf
Gas Plus Sale Volumes:     $3.80 per mscf

The product prices for oil, gas and plant liquid products were held constant throughout the producing life of the properties. Prices for all proved reserves scheduled for initial production at some future date were estimated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production. Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco’s historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments. All operating costs were held constant through the producing life of the properties.

San Jorge Basin Concession:
Sur Rio Deseado Este Concession:

A price of $68.53 was used as the annual average price as of the effective date. At present there are no volumes of produced gas being gathered for sale from the Sur de Río Deseado Este wells; consequently, there are no applicable gas price nor is there any LPG production or price in effect.

The product price for oil was held constant throughout the producing life of the properties. The price for all reserves scheduled for initial production at some future date was estimated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil wells actively in production. Additional unit costs per barrel of oil are also included and are based upon Apco’s historical cost of operations. All operating costs were held constant through the producing life of the properties.

COLOMBIA:
Llanos Block 32 Concession:

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The Block 32 concession has an initial exploration phase of six (6) years beginning March 13, 2009. Once commerciality is declared, the exploitation phase lasts 24 years. Two fields, Maniceño and Samaria, have proved reserves.

Maniceno Field - The following oil price used is the unweighted arithmetic average of the first sales invoices for the months in which there were sales during 2013 (January through November), less a $0.50 per barrel sales commission fee.

Maniceno: ($95.90 - $0.50) = 95.40

Samaria Field - The oil price corresponding to the 2013 production (57.65 $/bbl) includes a transportation cost of 16 $/bbl and will not be applicable after 2016 when water disposal facilities are available. Starting in 2016 the oil price is assumed to be the current price in effect plus transportation cost less a $0.50 per barrel sales commission fee.

Samaria: ($73.65 - $0.50) = $73.15

There are no gas sales as of the effective date of this report.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes, e.g. provincial production, export or others. Estimated future capital for development, workover and abandonment costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, federal income taxes or general administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties as detailed previously. Lease operating expense and/or capital costs for drilling and/or major workover expense were held constant throughout the remaining producing life of the properties.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent. In this report the future net income is discounted at a primary rate of ten (10.0) percent per annum compounded monthly.

CONCESSION TERMS

ARGENTINA:
Agua Amarga Concession

The current term of the Agua Amarga concession is scheduled to expire on October 28, 2034. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Bajada del Palo Concession

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The current term of the Bajada del Palo concession is scheduled to expire on September 5, 2025. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Coirón Amargo Concession

During 2012 the northern portion of the Concession was granted a 25 year permit under the “Exploitation” category, ending on November 1st of 2036, the limit date for reserve evaluation. For the remainder of the concession an additional Exploration period was granted until full commerciality is achieved with the ongoing operations; however, Apco considers the entire concession will be at last granted Exploitation category to the November 1st of 2036. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Entre Lomas Concession

The Entre Lomas concession is located in two adjoining provinces of Argentina, Neuquén and Rio Negro. The term of the Neuquén province area was extended during 2009 and presently has an exploitation date of January 16, 2026. The properties in the Rio Negro area still have an exploitation term of January 16, 2016 and are under negotiation for a ten year extension, but it has not yet been approved.

In general terms, proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by the expiration date of the properties in each province.

Acambuco Concession

The fields in the Acambuco Concession were developed at different times such that the expiration dates of the field areas vary. The Macueta field concession ends in February 2040 and the San Pedrito field concession ends in February 2036. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by those dates indicated.

Angostura, Las Violetas and Rio Cullen Concessions

The term of the three concessions in Tierra del Fuego were extended during 2013 and presently have an exploitation period scheduled to expire August 31, 2026. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Sur Rio Deseado Este Concession

The current term of the Sur Rio Deseado Este concession is scheduled to expire on March 27, 2021. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

COLOMBIA:

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Block 32 Concession

The Block 32 Concession is within the initial six year exploration term that began March 13, 2009. Based upon the identified proved reserves it is anticipated that commerciality will be declared on March 13, 2015 and a twenty-four exploitation term will commence at that time. . Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Turpial Concession

The Turpial Concession is within the initial six year exploration term that began June 2008. Based upon the identified proved reserves it is anticipated that commerciality will be declared within the six year exploration term and a twenty-four exploitation term will commence at that time.

GENERAL

Apco Oil & Gas International Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

This report has been prepared for public disclosure by Apco Oil & Gas International, Inc. in filings made with the Securities and Exchange Commission in accordance with the disclosure requirements set forth in the SEC regulations.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Apco Oil & Gas International Inc. or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,
RALPH E. DAVIS ASSOCIATES, INC.

/s/ Allen C. Barron
Allen C. Barron, P. E.
President

SECURITIES AND EXCHANGE COMMISSION
DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application
§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

 (iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

 (iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or. program was based; and
     (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report,

Securities and Exchange Commission
§ 210.4-10 Definitions (of Reserves)
Modified. Effective 2009 for Filings of 12/31/09 and Thereafter

determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Securities and Exchange Commission
§ 210.4-10 Definitions (of Reserves)
Modified. Effective 2009 for Filings of 12/31/09 and Thereafter

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

 (ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.